RICHARDSON & PATEL LLP
                      ADDRESSSTREET10900 WILSHIRE BOULEVARD
                             ADDRESSSTREETSUITE 500
                  PLACECITYLOS ANGELES, STATECA POSTALCODE90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                  June 15, 2007

VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
Division of Corporate Finance
addressStreet100 F Street, N.E.
placeCityWashington, StateD.C. PostalCode20549
Attn: Donald F. Delaney

     RE:  EARTH SEARCH SCIENCES, INC.
          FORM 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2006
          FILED JULY 17, 2006
          FORM 10-QSB FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2006 FILED NOVEMBER 20, 2006
          FILE NO. 000-19566
          -----------------------------------------------------------

Dear Mr. Delaney:

     We are responding to comments contained in a letter dated January 25, 2006 (the "Letter") from Mr. Donald F. Delaney to Larry F. Vance, Chief Executive Officer of Earth Search Sciences, Inc. (the "Company"). These comments, and the responses on behalf of the Company to these comments, are set forth below and are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter and are based in all respects on the information provided to Richardson & Patel LLP by representatives of the Company. The Company intends to file Amendments to the above referenced Forms 10-KSB and 10-QSB reflecting the responses herein after your review hereof. The Company also intends to file conforming Amendments to its Forms 10-QSB for the Quarters Ended June 30, 2006 and December 31, 2006.

     In addition to our responses below, we have attached the pages from the above referenced Forms 10-KSB and 10-QSB that will be changed in the Company's amended filings marked to show the intended changes.

FORM 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2006
----------------------------------------------------

GENERAL
-------

1. Please correct the Commission File Number indicated on the cover of your annual report to be 000-19566, as utilized on your subsequent interim reports.

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 2


     Response:

     The Commission File Number on the cover of the Company's amended 10-KSB will be revised to be 000-19566.

BUSINESS, PAGE 3
----------------

2. Disclose the manner by which sunlight is measured by your sensing instruments, the means of recording the images, and what these images reveal. Explain how the images are useful in each of the areas that you mention on pages 3 and 7. The reasons you believe this is a valuable product or service, and the extent of your success in marketing, i.e., securing customers who have purchased the product or service, should be clear.

     Response:

     The Company's disclosure in its amended 10-KSB will be revised to disclose the manner by which sunlight is measured by the sensing instruments, the means of recording the images, what the images reveal, and how the images are a useful and valuable product or service to our current customers and the extent of our success for customers who have purchased the product by adding the following disclosure to page 3 in the amended filing:

     The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called "Probe-1", captures the data in digital form. The Probe-1 is a "whiskbroom style" instrument that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform. The instrument acts as an imaging spectrometer in the reflected solar region of the electromagnetic spectrum (0.4 to 2.5 nm). In the visible and near infrared band and short wavelength infrared band, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver.

     The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called "digital fingerprints" and the output allows the identification of minerals, compounds and organic matter and the determination of vegetative conditions. We have had only limited success in securing customers for our hyperspectral remote sensing services.

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 3


PROPERTIES, PAGE 7
------------------

3. The location of your headquarters, indicated here as Kalispell, MT, does not correspond to the location indicated on the cover page of your annual report. Revise your document to eliminate this inconsistency.

     Response:

     Disclosure will be revised in the amended filing to correctly indicate that the location of the Company's headquarters is placeCityLakeside, StateMT.

4. Disclose the number of sensing instruments and probes that you own, differentiating between the class and application of the device, under this heading and within the Business section on page 3. Describe the terms of all arrangements governing your use or access to devices which you do not own.

     Response:

     Disclosure will be amended to indicate under "Properties" and in "Business" that the Company's majority-owned subsidiary, Petro Probe, Inc., owns a 50% interest in a Probe-1 airborne hyperspectral instrument and holds an option on the remaining interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF
------------------------------------------------------------------------------
OPERATIONS, PAGE 10
-------------------

5. Revise your table of selected financial data to properly and consistently display all net loss amounts, to include bracketing the net loss amounts presented for fiscal years 2006 and 2005.

     Response:

     The Company will revise the table of selected financial data to bracket the net loss amounts presented for fiscal years 2006 and 2005 and to present the net loss for fiscal year 2004 as $ (4,188,650).

6. The net loss per common share of $0.00, presented in your table of selected financial data, does not agree with the corresponding figure presented in your statements of income. Similarly, the amounts of loss per share for fiscal 2006 and 2005 disclosed in the fifth paragraph of your "Results of Operations" on page 11, do not agree with the corresponding amounts presented in your statements of operations. Please resolve these inconsistencies.

     Response:

     Net loss per common share presented in the Company's table of selected financial data will be amended to read "(0.03)" for 2006 in the Company's amended filing.

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 4


     The fifth paragraph of "Results of Operations" will be amended to disclose a per share loss of $0.03 for 2006 and $0.94 for 2005.

RESULTS OF OPERATIONS, PAGE 11
------------------------------

7. Under Item 303(b) of Regulation S-B, you are required to address your past and future financial condition and results of operations, " with particular emphasis on the prospects for the future," including known trends, events and uncertainties that you have had, or are reasonably expected to have, a material impact of revenues or income from continuing operations. Given your disclosure in Note 8, stating that all revenue reported by your Airborne Hyperspectral Services segment, representing 76% of your total revenue for 2006, was derived from a single customer under a contract that has been disbanded, further disclosure in MD&A is required.

     Further, based on your disclosure in Note 4, indicating that all revenue recorded by your Oil and Gas Properties segment was derived from a single producing property, which you have determined is uneconomical to operate, leading to the impairment of all previously capitalized costs, coupled with the 57% decline in such revenues from 2005 to 2006, your disclosure in MD&A presently does not include a required discussion and analysis of a significant event and trend impacting your results of operations.

     Accordingly, promptly amend your disclosure in MD&A to discuss the status of the arrangements under which you have reported revenue for each period. Address the trends depicted and apparent in the related events, along with the indicative value of your historical results, relative to reasonably likely expectations for the future. Also, describe your progress in securing additional contracts for the sale of your hyperspectral services, and your plans for discontinuing production from the oil and gas property, including your rationale for any extension of operations, given that you determined the property to be uneconomic. Your disclosure should be sufficiently detailed to understand the timing of all material events impacting your operating results.

     Response:

     The Company will amend its disclosure in MD&A under the caption "Future Operations" by adding the following disclosure:

     We expect limited or no material revenue in fiscal 2007 due to: (i) the loss of use of the aircraft platform for the Probe-1 hyperspectral instrument for new data collection contracts; (ii) the sole contract for our satellite development business segment was disbanded; (iii) we determined that it was uneconomic to continue production from our oil and gas property; and (iv) we have not yet entered into any new arrangements from which we expect to derive revenue.

     We are currently preparing to market new hyperspectral services, such as the sale of our archived hyperspectral data from various collections over recognized mineral regions of the Earth. We have hyperspectral data covering over 200,000

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 5


     square kilometers available for sale. We are preparing to market those data collections by engaging consultants to assist in identifying potential purchasers and negotiating contracts.

     The gas property that produced revenue for the Company was shut down due to a catastrophic failure of the drill casing. It is unlikely that the Company will pursue further operation of this property due to significant costs. If we are able to obtain funding on acceptable terms, the Company may seek to develop other oil and gas properties to which it has it has mineral rights.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 11
----------------------------------------

8. In the fourth paragraph, you discuss an agreement with the ONR by STDC. Please expand the disclosure to describe the relationship, and to explain what the agreement entailed, and why the agreement is not being extended. Please also define ONR and STDC. There should be sufficient information for a reader to understand the background of this arrangement and its effects on your liquidity and future operations.

     Also, disclose the mechanism by which payment of $8,216,424 in accounts payable due to subcontractors and vendors associated with the NEMO program is dependent upon you successfully negotiating plans for "going forward" on this disbanded program. Since you describe the contract as a cost reimbursement arrangement in Note 8, disclose the reasons you have not recovered the amounts that are now payable. If you incurred costs for activities that were not clearly covered by your contract, as suggested by the absence of any receivable, disclose the reasons you associate the prospect of ultimately paying these amounts with a reactivation of the NEMO program. Discuss your relationship with the subcontractors and vendors, in terms of the services they provided to you and their willingness to continue the business arrangement, given your delinquency.

     Response:

     The agreement with the Office of Naval Research, US Navy ("ONR") by Space Technology Development Corporation ("STDC"), terminated in 2003 and there is no
current expectation of reactivation of the program.   The Company's amended
10-KSB will revise this discussion to read:

     The Company, through its subsidiary Space Technology Development Corporation ("STDC") incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer ("NEMO") project with the Office of Naval Research, US Navy ("ONR"), which was terminated in 2003. Based on the Company's liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 6


9. We note your statement that you believe funds generated from operations, future borrowings and the equity line " will be adequate to meet the Company's anticipated cash needs during the immediate term." Expand this disclosure to clarify what you mean by "immediate term." Also, explain how you reasonably expect these sources to cover the current liabilities amounting to $18,799,172 that you report as of March 31, 2006.

     If you have no viable means of satisfying your obligations, this should be clearly stated and, under these conditions, the manner by which you have defined "adequate" in making your representation should also be specified.

     Response:

     The disclosure will be revised in the amended filing to state:

     The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet those current cash requirements, the failure of which would require ceasing operations.

     Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company's business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

CONTROLS AND PROCEDURES, PAGE 15
--------------------------------

10. Revise your disclosure to state whether there were any changes in your internal controls over financial reporting identified in connection with your evaluation of disclosure controls and procedures, which occurred during your last fiscal quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-B.

     Response:

     The disclosure will be revised to indicate that there has been no significant change in our internal control over financial reporting that occurred during the period covered by this report

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 7


that has materially affected, or that is reasonably likely to materially affect our internal controls over financial reporting.

FINANCIAL STATEMENTS
--------------------

11.  Please paginate the financial statements included in your filing.

     Response:

     The financial statements in the amended filing will be paginated.

STATEMENTS OF OPERATIONS
------------------------

12. We note that you reported a debt forgiveness gain of approximately $1.6 million in fiscal 2006. Please amend your disclosure in MD&A to include a discussion of the facts and circumstances associated with this event.

     Response:

     The amended filing will include the following additional disclosure in MD&A discussing the facts and circumstances associated with the debt forgiveness gain of approximately $1.6 million reported in fiscal 2006:

     On March 23, 2005, ESSI entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding debt obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, ESSI had not returned the Probe.

     At March 31, 2006, ESSI had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, ESSI recorded a $1,569,917 gain on debt forgiveness.

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------

13. Since you have interests in producing oil and gas properties, and given the activities normally associated with such operations, it appears you should disclose your accounting policy

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 8


for asset retirement obligations, as well as a reconciliation of the beginning and ending accrual, to comply with paragraph 8 of APB 22 and paragraph 22 of SFAS 143.

     Response:

     The following disclosure will added to Note 1 to the consolidated financial statements in the amended filing:

     ASSET RETIREMENT OBLIGATION

     ESSI accounts for asset retirement obligations in accordance with the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires ESSI to record the fair value of an asset retirement obligation as a liability in the period in which it incurs the legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction development, and/or normal use of the assets. At March 31, 2006, the fair value of the oil and gas properties' site restoration costs are insignificant. Consequently, there is no accrual at March 31, 2006.

NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------

14. Expand your disclosure to explain how you have satisfied the $3,805,754 capital lease obligation that you reported at March 31, 2005. It should be clear how the event has been reported in your financial statements, and how you determined that your accounting treatment is compliant with the guidance in paragraph 16 of SFAS 140.

     Response:

     The property and equipment under capital lease was the airborne hyperspectral sensor (Probe) discussed in our response to Comment 12 above. The Probe was fully impaired in fiscal year 2004. The following disclosure will be added as Note 7 to the consolidated financial statements in the amended filing:

     Note 7 -FORGIVENESS OF DEBT

     On March 23, 2005, ESSI entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 begins accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 9


     calculated on the entire balance due at the end of each month. As of March 31, 2006, ESSI had not returned the Probe.

     At March 31, 2006, ESSI had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, ESSI recorded a $1,569,917 gain on debt forgiveness.

NOTE 8 - BUSINESS SEGMENT INFORMATION
-------------------------------------

15. The combined interest expense amount for fiscal 2006 was $2,189,247, presented in this tabular disclosure, does not agree with the corresponding amount presented in your statements of operations of $2,297,210. Additionally, the combined interest expense amount does not agree with the sum of the individual amounts presented for your four business segments. Accordingly, please correct your disclosures.

     Response:

     The tabular disclosure will updated in the in the amended filing to correctly reflect interest expense. The updated disclosure will be in Note 9, as a result of the addition of Note 7. The combined interest expense will agree to the sum of the individual amounts presented in our four business segments and is in agreement with the $2,297,210 of interest expense reported in our statement of operations.

NOTE 12 - LITIGATION
--------------------

16. We note your disclosure indicating that you recorded a settlement accrual in the amount of $2,820,099 in the fourth quarter of your 2006 fiscal year, related to a leaseback purchase agreement for a hyperspectral probe. Please disclose how you have reflected this in your Statements of Operations, and since this appears to be a non-cash item, tell us why it does not appear in your reconciliation of net loss to net cash used in your operating activities in the Statements of Cash Flows. Similarly, disclose in your September 30, 2006 Form 10-QSB how the $1,117,219 increase in the obligation has been reflected in your Statements of Operations, and advise us on the Statements of Cash Flows presentation.

     Response:

     The settlement discussed in Note 12, now Note 13 (as a result of the addition of Note 7) - Litigation refers to the settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease as discussed in our response to Comment 12 above. The amount recognized as a gain on forgiveness of debt is $1,569,917 and is included, as a non-cash item, in our reconciliation of net loss to net cash used in our operating activities in the Statement of Cash Flows. To further clarify the connection between Note 13 and the new Note 7, reference to Note 7 to the consolidated financial statements is made at the beginning of Note 13 in the amended filing. Note 7 in the amended filing will read:

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 10


     Note 7 -FORGIVENESS OF DEBT

     On March 23, 2005, ESSI entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 begins accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, ESSI had not returned the Probe.

     At March 31, 2006, ESSI had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, ESSI recorded a $1,569,917 gain on debt forgiveness.

     With respect to the Company's September 30, 2006 Form 10-QSB, the following disclosure will be added to Note 3 - LITIGATION in the amended filing:

     The estimated settlement obligation increased $1,117,219 to $3,937,318 at September 31, 2006, compared to $2,820,099 at March 31, 2006. The increase is related to interest expense of $14,517, rent expense of $125,000 and late fees of $977,702, which are reflected as interest expense and general and administrative in our statement of operations for the six months ended September 31, 2006.

17. Disclose under this heading and under Legal Proceedings on page 7 the reasons you have not returned the hyperspectral probe that you agreed to return under the settlement agreement in the fourth quarter of your 2005 fiscal year.

     Response:

     The Company's amended 10-KSB will add the following disclosure to the paragraph relating to the referenced probe:

     ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI has not returned the Probe because the other party was holding a computer and related software belonging to ESSI.

EXHIBIT 31
----------

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 11


18. Your officers' certifications do not comply with the specific language required by Item 601(b)(31) of Regulation S-B. Please revise your filing to include properly worded certifications.

     Response:

     The the amended Form 10-KSB will includes as exhibit officers' certifications that comply with the specific language required by Item 601(b)(31) of Regulation S-B.

FORM 10-QSB FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2006
-----------------------------------------------------------

GENERAL
-------

19. Revise the accounting and disclosures in all of your interim reports as necessary to comply with all applicable comments written on your annual report.

     Response:

     All the above accounting and disclosures noted in our responses above will be incorporated into the amended interim reports.

BALANCE SHEETS, PAGE 3
----------------------

20. Based on the accumulated deficit amounts presented, as of March 31, 2006 and September 30, 2006, the change in accumulated deficit during this period appears to have been a decrease of $36. However, your net loss for the six-month period ended September 30, 2006 was $2,465,453. Please revise your disclosure to fully explain any other transactions or events that have been reflected in accumulated deficit during this period.

     Response:

     The accumulated deficit in our amended filing will reflect the correct balance of $(64,385,904).

STATEMENTS OF CASH FLOWS, PAGE 5
--------------------------------

21.  We noted the following inconsistencies within this statement:

     (a) The labeling appears to be incorrect, and should reflect "six" months rather than "three" months.

     (b) For fiscal 2006, the amounts for net loss ($1,602,332), depreciation, amortization and depletion ($107,254), and cash at the end of the period ($9,319), do not agree with the corresponding amounts presented in the balance sheets and statements of operations.

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 12


     (c) For fiscal 2005, the amount for depreciation, amortization and depletion ($120,146) does not agree with the corresponding amount in the statements of operations.

     Please amend your filing to resolve and eliminate all inconsistencies presented within your financial statements.

     Response:

     (a) We will revise the labeling for the Statements of Cash Flow to state "six" months rather than "three" months in our amended filing.

     (b) We will revise the Statements of Cash Flow in our amended filing to reflect the correct net loss of $(2,502,123) and depreciation, amortization and depletion expense of $51,925 for the six months ended September 30, 2006 and cash of $5,826 at September 30, 2006.

     (c) We will revise the Consolidated Statement of Operations in the amended filing to reflect $69,675 and $120,146 of depreciation expense for the three and six months ended September 30, 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 7
------------------

RESULTS OF OPERATIONS, PAGE 7
-----------------------------

22. Expand your disclosure to include a discussion and analysis of your results of operations for the six-month periods ending September 30, 2006 and 2005, to comply with the requirements set forth in Item 303(b)(2) of Regulation S-B.

     Response:

The Company's amended filing will contain the following additional disclosure under the caption "Results of Operations:"

     The Company recognized revenue of $91,429 in the six months ended September 30, 2006 compared with $272,667 in the six months ended September 30, 2005.

     Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time. General and administrative expenses for the six months ended September 30, 2006 were $2,117,181 compared with $878,803 in the six months ended September 30, 2005. Interest expense for the six months ended September 30, 2006 and 2005 was $424,446 and $289,291, respectively

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 13


LIQUIDITY AND CAPITAL RESOURCES, PAGE 7
---------------------------------------

23. It appears that you may need to revise your disclosure in the first paragraph to state that net cash was "used" by operating activities for the six months ended September 30, 2006, rather than "provided," as it now indicates.

     Response:

     The Company will revise the disclosure in the amended filing to state:

     "Net cash provided by operating activities was $13,933 for the six months ended September 30, 2006."

FUTURE OPERATIONS, PAGE 7
-------------------------

24. We note your disclosure stating that you have entered into a " license for the production of oil and gas from oil shale," and that you expect to build a test plant "late in 2006." You also state that you have entered into " an alliance with two other companies to provide further development opportunities with oil shale," and that you expect this alliance to attract opportunity as a "synergistic team." Further details will be necessary to comply with Item 303 of Regulation S-B. Please expand your disclosure to include the following information about your license and alliance arrangements.

     (a) Terms of the license, including all aspects of coverage, amount and form of consideration conveyed in acquiring the license, and under the provisions of the license going forward, timeline for making such payments;

     (b) Nature of the test plant to be built, including general specifications, location, permitting and construction processes required, the related timeline, expected cost and the manner by which you intend to pay for this project; and

     (c) Terms of the alliance, including the nature and extent of activities covered, responsibility for funding and managing operations, reasons you believe this will attract opportunity, and the type of opportunity being sought.

     Response:

     The disclosure will be revised to state:

     (a) The Company has entered into a license agreement through its majority-owned subsidiary company, Petro Probe, Inc. (PPI) with a private company, General Synfuels International, Inc. (GSI). GSI granted to PPI a nonexclusive license for a $500,000 and the issuance of 500,000 shares of the Common Stock, $.001 par value per share, of PPI. The fee is to be paid in such amounts and at such times as agreed to between the Parties and set forth in a written Payment Addendum to the License

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 14


          Agreement. PPI assigned to GSI an overriding net revenue interest of 5 % of the hydrocarbonaceous products produced by PPI using the proprietary rights, payable quarterly.

     (b) The test plant specifications, location, permitting and construction processes are subject to successfully funding the oil shale project. This is expected to be carried over to 2007.

     (c) Petro Probe Inc., Phoenix Wyoming Inc., and Independent Energy Partners Inc., have agreed to cooperate in exploring development opportunities with oil shale. The nature and extent of activities to be covered, responsibility for funding and managing operations and the types of opportunity to be sought have not yet been determined. The Companies believes that this alliance may be beneficial because:

          1)   The risk of successful commercial development will be shared.
          2)   Investment funds should be easier to attract.
          3)   Permitting, licensing, insurance and lease costs can be shared.
          4) Infrastructure and equipment for processing the oil shale products can be shared.
          5)   The marketing and sale of the oil shale products can be shared.
          6) Innovative ideas, market intelligence and competitor intelligence can be shared.
          7) Oil shale test sites can be shared, and additional oil shale land can more readily be obtained by the alliance, because an alliance of three technology companies is more likely to successfully develop the oil shale land than a single company working alone.

EXHIBIT 31
----------

25. Your officer's certifications do not comply with the specific language required by Item 601(b)(31) of Regulation S-B. Please revise your filing to include properly worded certifications.

     Response:

     The filing of the amended Form 10-QSB will include exhibit officers' certifications that comply with the specific language required by Item 601(b)(31) of Regulation S-B.

                                     * * * *

Mr. Donald F. Delaney
Securities and Exchange Commission
June 15, 2007
Page 15


     If you have any questions about this letter or the Company's responses, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154. Thank you very much for your assistance.

                              Very truly yours,


                              /s/ Benjamin M. Alexander
                              Benjamin M. Alexander

                                   APPENDIX A
                                   ----------


RESPONSE TO COMMENT #1:
-----------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           FORM 10-KSB/Amendment No. 1

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
       FOR THE FISCAL YEAR ENDED MARCH 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934
       FOR THE TRANSACTION PERIOD FROM TO

                         COMMISSION FILE NUMBER 000-19566
                                                ---------

                           EARTH SEARCH SCIENCES, INC,
                 (Name of Small Business Issuer in its charter)

                 Utah                                   870437723
--------------------------------------------------------------------------------
      (State or other jurisdiction                   (I.R.S. Employer
           of incorporation)                       Identification No.)

306 Stoner Loop Road, #6, Lakeside, Montana               59922
--------------------------------------------------------------------------------
    (Address of principal executive offices)            (Zip code)

Issuer's telephone number (406) 751-5200

Securities registered under Section 12(b) of the Exchange Act: None


         Title of each class               Name of each exchange on which
                                                     Registered

         Securities registered under Section 12(g) of the Exchange Act:
                                  Common Stock
                                (Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [X]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. Yes  [X]   No  [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State issuer's revenues for its most recent fiscal year $399,742.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. At the closing price of the stock as of March 31, 2006 of $0.20, the approximate aggregate market value of voting stock held by non-affiliates is $2,194,000.

As of March 31, 2006, 77,697,642 shares of Common Stock, $.001 par value, of the registrant were issued and outstanding.

RESPONSE TO COMMENT #2:
-----------------------

                                     PART I

ITEM 1.  BUSINESS

Organization
------------

     Earth Search Sciences, Inc. (the Company) was incorporated in 1984 under the laws of the state of Utah.

Corporate Focus
---------------

     Initially the Company was formed to engage in the mining industry. As interests developed in exploration the Company began to look at the new types of technology being used for that purpose. In 1991, the Company was invited to participate in the Visiting Investigator Program (VIP) sponsored by the National Aeronautics and Space Administration (NASA). In the VIP program, the Company sought to compare the benefits of using the NASA operated Airborne Visible and Infra-Red Imaging Spectrometer (AVIRIS), along with other less advanced instruments, in locating geologic areas of interest in mineral exploration. The results proved that remote sensing technology had a place in mineral exploration and that a smaller, less expensive instrument than the NASA AVIRIS could be gainfully applied in the mineral exploration industry. To achieve this goal, the Company undertook the development of a miniaturized hyperspectral remote sensing instrument, named Probe 1, which was designed to be used with cost effective and easily available aircraft.

     The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called "Probe-1", captures the data in digital form. The Probe-1 is a "whiskbroom style" instrument that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform. The instrument acts as an imaging spectrometer in the reflected solar region of the electromagnetic spectrum (0.4 to 2.5 nm). In the visible and near infrared band and short wavelength infrared band, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver.

     The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called "digital fingerprints" and the output allows the identification of minerals, compounds and organic matter and the determination of vegetative conditions. We have had only limited success in securing customers for our hyperspectral remote sensing services.

     The Company's mission is to continue to use the science of remote sensing in a variety of exploration, monitoring and exploitation industries around the globe. The science of remote sensing includes acquiring, processing and interpreting imagery of the Earth captured from instruments deployed on aircraft or satellites. The advantages of airborne and satellite remote sensing over other methods of gathering visual information are that data can be collected better, faster and cheaper over larger areas including sites inaccessible from the ground. By collecting data at different times, changes can be detected that may be due to significant natural or man-made processes. Detection of such changes can assist in environmental/land use management.

     With the recent resurgence of the mining industry and the emphasis for new sources of supply for oil and gas, there is a greater interest in using exploration tools that are faster and more accurate. With its hyperspectral technology the Company is taking an aggressive role in establishing itself as an active participant in the discovery of new natural resources by creating wholly owned subsidiary companies in key industries, initially mining and oil and gas. These companies will seek joint ventures with partners who can provide technologies, human and capital resources to synergize with the Company's assets in order to build active exploration and development programs.

     This strategy will produce two valuable results for ESSI shareholders:

1. Create more demand for ESSI's hyperspectral remote sensing services, hence more revenue generation, and

RESPONSE TO COMMENT #3:
-----------------------

   Included in the attached financial statements is business segment information and financial information about geographic areas for the Company.

Employees
---------

     As  of  March  31,  2006  the  Company  had  4  full-time  employees.

Available  Information
----------------------

     The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports and financial information filed by the Company. The Company maintains an internet site at http://www.earthsearch.com that contains information about the Company's business, markets and technology.

Seasonal  Nature  of  Business
------------------------------

     The Company experiences the highest demand for its collection services April through October in the Northern Hemisphere and October through April in the Southern Hemisphere.

Customers  and  Geographic  Areas  of  Business
-----------------------------------------------

     In fiscal 2006, the Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. In fiscal 2005 and 2004, the Company's sensors were operated in the United States and abroad. Contracts to operate the sensors in the United States as an ecological, mining, agricultural, hydrocarbon, and target identification contributed approximately $302,901, $192,297 and $258,843, to revenue in fiscal 2006, 2005, and 2004, respectively.

ITEM 2.  PROPERTIES

     The Company headquarters consist of approximately 1,500 square feet of office space in Lakeside, Montana. All other office obligations have been cancelled.

     The Company's majority-owned subsidiary, Petro Probe, Inc. owns a 50% interest in a Probe-1 airborne hyperspectral instrument and holds an option on the remaining interest.

     In addition, the Company owns working interests in seven oil and gas properties. (See Note 4 to the Notes to Consolidated Financial Statements).

ITEM 3.  LEGAL  PROCEEDINGS

     ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe. During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned. The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe. ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI has not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due. As of March 31, 2006, management has recognized an accrual for the estimated obligation.

     In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74.603 liability associated with this demand in its financial statements.

     Except as described above, to the knowledge of our executive officers and directors, neither we nor our subsidiaries are party to any legal proceeding or litigation and none of our property is the subject of a pending legal proceeding and our executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM 4.  SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS
          Not  applicable

RESPONSE TO COMMENT #4:
-----------------------

   Included in the attached financial statements is business segment information and financial information about geographic areas for the Company.

Employees
---------

     As  of  March  31,  2006  the  Company  had  4  full-time  employees.

Available  Information
----------------------

     The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports and financial information filed by the Company. The Company maintains an internet site at http://www.earthsearch.com that contains information about the Company's business, markets and technology.

Seasonal  Nature  of  Business
------------------------------

     The Company experiences the highest demand for its collection services April through October in the Northern Hemisphere and October through April in the Southern Hemisphere.

Customers  and  Geographic  Areas  of  Business
-----------------------------------------------

     In fiscal 2006, the Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. In fiscal 2005 and 2004, the Company's sensors were operated in the United States and abroad. Contracts to operate the sensors in the United States as an ecological, mining, agricultural, hydrocarbon, and target identification contributed approximately $302,901, $192,297 and $258,843, to revenue in fiscal 2006, 2005, and 2004, respectively.

ITEM 2.  PROPERTIES

     The Company headquarters consist of approximately 1,500 square feet of office space in Lakeside, Montana. All other office obligations have been cancelled.

     The Company's majority-owned subsidiary, Petro Probe, Inc. owns a 50% interest in a Probe-1 airborne hyperspectral instrument and holds an option on the remaining interest.

     In addition, the Company owns working interests in seven oil and gas properties. (See Note 4 to the Notes to Consolidated Financial Statements).

ITEM 3.  LEGAL  PROCEEDINGS

     ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe. During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned. The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe. ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI has not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due. As of March 31, 2006, management has recognized an accrual for the estimated obligation.

     In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74.603 liability associated with this demand in its financial statements.

     Except as described above, to the knowledge of our executive officers and directors, neither we nor our subsidiaries are party to any legal proceeding or litigation and none of our property is the subject of a pending legal proceeding and our executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM 4.  SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS
          Not  applicable

RESPONSE TO COMMENT #5 AND #6:
------------------------------

Securities authorized for issuance under Equity Compensation Plans.

The following table sets forth certain information on the Company's Equity Compensation Plans. See Note 10 to the Notes to Consolidated Financial Statements for additional information on equity compensation including material terms of options granted that have not been approved by security holders.

Plan category                           (a)                       (b)                      (c)
                            Number of securities to be      Weighted-average       Number of securities
                              issued upon exercise of      exercise price of     remaining available for
                               outstanding options,       outstanding options,    future issuance under
                                warrants and rights       warrants and rights      equity compensation
                                                                                     plans (excluding
                                                                                 securities reflected in
                                                                                        column (a)
--------------------------  ---------------------------  ----------------------  ------------------------
Equity compensation plans
approved by security
holders (1)                                           -                       -                         -

Equity compensation plans
not approved by security
holders (2)                                      54,593  $                  442                         -

Total                                            54,593  $                  442                         -


(1) The Company's stock options and warrants have not been approved by security holders
(2) Excludes options for 4,000,000 shares issued as part of the acquisition of STDC

Securities authorized for private placement issuance under subsidiary companies.

The subsidiary companies of Terranet, Inc. Petro Probe, Inc. and Eco Probe, Inc have issued shares of common stock to private placement investors, all of which were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth certain selected financial data for each of the last five fiscal years with respect to the Company and is qualified in its entirety by reference to the Company's audited financial statements and notes thereto.

                                                 As of or for the fiscal year ended
                                                 ----------------------------------
                                    2006           2005           2004           2003           2002
                                -------------------------------------------------------------------------
Operating revenue               $    399,742   $    415,702   $    516,490   $    786,208   $  5,044,498
Net loss                          (2,189,247)    (5,185,527)    (4,188,650)    (5,354,184)   (16,797,081)
Net loss per common share              (0.03)         (0.94)         (0.02)         (0.03)         (0.11)
Total assets                         638,233        665,940      1,233,573      4,091,566      7,096,591
Long-term obligations                349,303        367,373      4,286,233      4,700,365      4,687,895
Stockholders' (deficit) equity   (18,510,242)   (17,303,576)   (18,690,393)   (14,879,965)   (11,310,331)
Cash dividends declared                    -              -              -              -              -

Financial comparisons will be made between the fiscal years ended March 31, 2006 and 2005.

Results  of  Operations
-----------------------

     The Company recognized revenue of $399,742 in 2006 compared with $415,702 in 2005.

     Provision for loss on impairment of fixed assets was $27,318 and $386,628 in 2006 and 2005. General and administrative costs were $1,474,602 in 2006 compared with $4,443,170 in 2005.

     Interest income in 2006 was $0 compared to $0 in 2005. In 2006 the Company recognized interest expense of $2,297,210 compared to $659,180 in 2005.

     In 2006, the Company recorded minority interest in losses of consolidated subsidiaries of $0 compared to $0 in 2005. ESSI Probe 1 LC minority interest loss for a full year of operations was $0 in 2006 and 2005.

     The Company recognized a net loss of $2,189,247 in fiscal 2006 compared with a net lose of $5,185,527 in 2005. The loss on a per share basis was $0.03 and $0.94 in fiscal 2006 and 2005.

     On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, the Company is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, the Company has not returned the Probe.

     At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006. Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

Liquidity  and  Capital  Resources
----------------------------------

     Net cash used in operating activities was $137,076 in 2006. Net cash used in operating activities was $38,872 in 2005, resulting primarily from payments for salaries and services and changes in current assets and liabilities.

     At March 31, 2006, the Company had cash of $40,900 and a working deficit of $18,574,732.

     The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

     The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

     The Company, through its subsidiary Space Technology Development Corporation ("STDC") incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer ("NEMO") project with the Office of Naval Research, US Navy ("ONR"), which was terminated in 2003. Based on the Company's liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

     The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet current cash requirements, the failure of which would require ceasing operations.

    Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company's business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

     There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

     The total number of employees employed by the Company now numbers four people.

RESPONSE TO COMMENT #7:
-----------------------

Significant  Accounting  Policies
---------------------------------

     The Company uses the successful efforts method to account for its oil and gas properties. Under this method, it capitalizes costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized. Capitalized costs for unsuccessful projects will be expensed when that determination is made.

     Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of production method.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets. In fiscal 2002, based on such review, the Company established a provision for loss on the NEMO program of $13,010,364.

     In fiscal 2002, the Company changed its method of accounting for the sales of stock by its subsidiaries to account for these sales as increases in additional paid-in capital instead of as an increase to minority interest in the accompanying consolidated financial statements. Management believes that because of the developing nature of operations of the subsidiaries with minority interest, the new method of accounting will provide more meaningful information concerning sales of stock by its subsidiaries and, correspondingly, the minority interest liability account. The Company recognized an increase in additional paid-in capital of $1,707,868, as a cumulative effect on prior years of this change in account principles.

Future Operations
------------------

     We expect limited or no material revenue in fiscal 2007 due to: (i) of the loss of use of the aircraft platform for the Probe-1 hyperspectral instrument for new data collection contracts; (ii) the sole contract for our satellite development business segment was disbanded; (iii) we determined that it was uneconomic to continue production from our oil and gas property; and (iv) we have not yet entered into any new arrangements from which we expect to derive revenue.

     We are currently preparing to market new hyperspectral services, such as the sale of our archived hyperspectral data from various collections over recognized mineral regions of the Earth. We have hyperspectral data covering over 200,000 square kilometers available for sale. We are preparing to market those data collections by engaging consultants to assist in identifying potential purchasers and negotiating contracts.

     The gas property that produced revenue forthe Company was shut down due to a catastrophic failure of the drill casing. It is unlikely that the Company will pursue further operation of this property due to significant costs. If we are able to obtain funding on acceptable terms, the Company may seek to develop other oil and gas properties to which it has it has mineral rights.

     The Company concluded a re-organization of its stock structure to ensure it could continue operations and provide for the ability to continue its business model and business strategy. New capital investment in the Company is being sought. In order to achieve maximum results, the Board of Directors also approved Board and Senior Management changes.

     The Company will continue to operate in the mineral and hydrocarbon resource exploration areas where the Company will operate its remote sensing instruments for its own use and secure equity interests in promising properties identified from the remote sensing imagery.

     Research and Development of next generation hyperspectral instrumentation is continuing. The Company is pursuing the approval of nano-technology patents for hyperspectral remote sensing

RESPONSE TO COMMENT #8:
-----------------------

Financial comparisons will be made between the fiscal years ended March 31, 2006 and 2005.

Results  of  Operations
-----------------------

     The Company recognized revenue of $399,742 in 2006 compared with $415,702 in 2005.

     Provision for loss on impairment of fixed assets was $27,318 and $386,628 in 2006 and 2005. General and administrative costs were $1,474,602 in 2006 compared with $4,443,170 in 2005.

     Interest income in 2006 was $0 compared to $0 in 2005. In 2006 the Company recognized interest expense of $2,297,210 compared to $659,180 in 2005.

     In 2006, the Company recorded minority interest in losses of consolidated subsidiaries of $0 compared to $0 in 2005. ESSI Probe 1 LC minority interest loss for a full year of operations was $0 in 2006 and 2005.

     The Company recognized a net loss of $2,189,247 in fiscal 2006 compared with a net lose of $5,185,527 in 2005. The loss on a per share basis was $0.03 and $0.94 in fiscal 2006 and 2005.

     On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, the Company is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, the Company has not returned the Probe.

     At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006. Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

Liquidity  and  Capital  Resources
----------------------------------

     Net cash used in operating activities was $137,076 in 2006. Net cash used in operating activities was $38,872 in 2005, resulting primarily from payments for salaries and services and changes in current assets and liabilities.

     At March 31, 2006, the Company had cash of $40,900 and a working deficit of $18,574,732.

     The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

     The Company, through its subsidiary Space Technology Development Corporation ("STDC") incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer ("NEMO") project with the Office ofNaval Research, US Navy ("ONR"), which was terminated in 2003. Based on the Company's liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

     The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet current cash requirements, the failure of which would require ceasing operations.

    Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company's business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

     There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

     The total number of employees employed by the Company now numbers four people.

RESPONSE TO COMMENT #9:
-----------------------

Financial comparisons will be made between the fiscal years ended March 31, 2006 and 2005.

Results  of  Operations
-----------------------

     The Company recognized revenue of $399,742 in 2006 compared with $415,702 in 2005.

     Provision for loss on impairment of fixed assets was $27,318 and $386,628 in 2006 and 2005. General and administrative costs were $1,474,602 in 2006 compared with $4,443,170 in 2005.

     Interest income in 2006 was $0 compared to $0 in 2005. In 2006 the Company recognized interest expense of $2,297,210 compared to $659,180 in 2005.

     In 2006, the Company recorded minority interest in losses of consolidated subsidiaries of $0 compared to $0 in 2005. ESSI Probe 1 LC minority interest loss for a full year of operations was $0 in 2006 and 2005.

     The Company recognized a net loss of $2,189,247 in fiscal 2006 compared with a net lose of $5,185,527 in 2005. The loss on a per share basis was $0.03 and $0.94 in fiscal 2006 and 2005.

     On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, the Company is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, the Company has not returned the Probe.

     At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006. Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

Liquidity  and  Capital  Resources
----------------------------------

     Net cash used in operating activities was $137,076 in 2006. Net cash used in operating activities was $38,872 in 2005, resulting primarily from payments for salaries and services and changes in current assets and liabilities.

     At March 31, 2006, the Company had cash of $40,900 and a working deficit of $18,574,732.

     The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

     The Company, through its subsidiary Space Technology Development Corporation ("STDC") incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer ("NEMO") project with the Office of Naval Research, US Navy ("ONR"), which was terminated in 2003. Based on the Company's liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

     The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet current cash requirements, the failure of which would require ceasing operations.

     Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company's business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

     There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

     The total number of employees employed by the Company now numbers four people.

RESPONSE TO COMMENT #10:
------------------------

of these words does not mean the statement is not forward-looking. The Company cannot guarantee any of the forward-looking statements, which are subject to risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those the Company forecasts in forward-looking statements due to a variety of factors, including those set forth above under the heading "Additional Risk Factors that could Affect Operating Results and Market Price of Stock" and elsewhere in this Report. The Company does not intend to update any forward-looking statements due to new information, future events or otherwise.

ITEM  7.  FINANCIAL  STATEMENTS  AND  SUPPLEMENTARY  DATA

     The financial statements and supplementary data required by this Item are included on pages F-1 to F-16 of this Report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On June 10, 2003, the Board of Directors of the Company dismissed the Company's accountants, Grant Thornton, LLP. Grant Thornton LLP served as the Company's auditor beginning with the fiscal year ended March 31, 2001. The Board of Directors has appointed Malone & Bailey, PC as the Company's auditor for the year ended March 31, 2003. They remain as the Company's current auditors. Malone & Bailey's office is located at 2925 Briarpark, Suite 930 Houston, TX 77042.

     During the fiscal year ended March 31, 2006, and through July 5, 2006, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

ITEM 8A.   CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and rincipal Financial Officer concluded that our disclosure controls and procedures were not effective to enable us to record, process, summarize and report information required to be included in our periodic filings with the Securities and Exchange Commission within the required time period and in that some of the accounting entries relating to debt and equity instruments required adjustment upon review by our independent auditors. We intend to take measures to remedy this situation by engaging independent auditors to provide us with accounting advice and implementing internal procedures including the distribution of documents. These deficiencies have been reported to our Board of Directors and we intend to improve and strengthen our controls and procedures.

    There has been no significant change in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

ITEM 8B.   OTHER INFORMATION

None.

RESPONSE TO COMMENT #11:
------------------------

The financial statements in the amended filing will be paginated.

RESPONSE TO COMMENT #12:
------------------------

Financial comparisons will be made between the fiscal years ended March 31, 2006 and 2005.

Results  of  Operations
-----------------------

     The Company recognized revenue of $399,742 in 2006 compared with $415,702 in 2005.

     Provision for loss on impairment of fixed assets was $27,318 and $386,628 in 2006 and 2005. General and administrative costs were $1,474,602 in 2006 compared with $4,443,170 in 2005.

     Interest income in 2006 was $0 compared to $0 in 2005. In 2006 the Company recognized interest expense of $2,297,210 compared to $659,180 in 2005.

     In 2006, the Company recorded minority interest in losses of consolidated subsidiaries of $0 compared to $0 in 2005. ESSI Probe 1 LC minority interest loss for a full year of operations was $0 in 2006 and 2005.

     The Company recognized a net loss of $2,189,247 in fiscal 2006 compared with a net lose of $5,185,527 in 2005. The loss on a per share basis was $0.03 and $0.94 in fiscal 2006 and 2005.

     On March 23, 2005, ESSI entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, ESSI had not returned the Probe.

     At March 31, 2006, ESSI has accrued $4,390,016 in debt interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006. Consequently, ESSI recorded a $1,569,917 gain on debt forgiveness.

Liquidity  and  Capital  Resources
----------------------------------

     Net cash used in operating activities was $137,076 in 2006. Net cash used in operating activities was $38,872 in 2005, resulting primarily from payments for salaries and services and changes in current assets and liabilities.

     At March 31, 2006, the Company had cash of $40,900 and a working deficit of $18,574,732.

     The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

     The Company, through its subsidiary Space Technology Development Corporation ("STDC") incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer ("NEMO") project with the Office of Naval Research, US Navy ("ONR"), which was terminated in 2003. Based on the Company's liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

     The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet current cash requirements, the failure of which would require ceasing operations.

    Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company's business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

     There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

     The total number of employees employed by the Company now numbers four people.

RESPONSE TO COMMENT #13:
------------------------

current status of existing receivables and estimate as to their collectibility. Bad debt expense is recognized based on management's estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

As of March 31, 2006, the amounts carried in accounts receivable were considered by management to be collectible in full. As a result, there was no allowance for doubtful accounts for the year ended March 31, 2006.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate their carrying amounts in the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. ESSI recognizes depreciation on its property and equipment using the straight-line method over estimated useful lives ranging from five years for computers and software, vehicles and equipment to ten years for the two hyperspectral sensors.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

OIL AND GAS PROPERTIES

ESSI uses the successful efforts method to account for its oil and gas properties. Costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties are capitalized. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized. Capitalized costs for unsuccessful projects are expensed when that determination is made.

Based on the agreements for the working interests in oil and gas properties, ESSI will proportionately share in future revenues as well as future operating and drilling costs. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

ASSET RETIREMENT OBLIGATION

     ESSI accounts for asset retirement obligations in accordance with the provision of SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires ESSI to record the fair value of asset retirement obligation as a liability in the period in which it incurs the legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction development, and/or normal use of the assets. At March 31, 2006, the fair value of the oil and gas properties' site restoration costs are insignificant. Consequently, there is no accrual at March 31, 2006.

REVENUE RECOGNITION

     ESSI recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically happens when services are rendered under contracts for airborne hyperspectral services and imaging processing services.


IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in

RESPONSE TO COMMENT #14:
------------------------

NOTE 5 - NOTES PAYABLE

Notes payable consists of the following:
                                                2006
                                             ----------

  Installment note payable with a balloon
    due September 15, 2006, secured by ESSI's
    assets, with
    interest at 15%, due in monthly
    installments of $18,042                  $ 850,616

Installment note payable secured by
producing oil and gas property, with
    interest at 15%, due in monthly
    installments of $6,929                     374,585
Other                                            5,036
  Less:  current portion                      (880,934)
                                             ----------
                                             $ 349,303
                                             ==========


NOTE 6 - STOCKHOLDER LOANS

ESSI has financed its operations in part by funds received from advances by shareholders. These advances are in the form of unsecured promissory notes and bear interest at rates ranging from 8% to 10%. As of March 31, 2006, stockholder loans totaled $2,368,509 including interest accrued on such advances of $821,654.

NOTE 7 - FORGIVENESS OF DEBT

On March 23, 2005, ESSI entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month. As of March 31, 2006, ESSI had not returned the Probe.

At March 31, 2006, ESSI has accrued $4,390,016 in debt interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006. Consequently, ESSI recorded a $1,569,917 gain on debt forgiveness.

NOTE 8 - ACCRUED OFFICERS' COMPENSATION

Accrued compensation consists of the cumulative unpaid compensation due to corporate officers (Chairman, Chief Executive Officer, Chief Financial Officer and Secretary). ESSI recorded officer compensation, accrued payroll taxes and accrued interest of $385,991 and $336,850 during fiscal 2006 and 2005, and included these amounts in general and administrative expenses. ESSI is accruing interest on the accrued compensation balances at a rate of 8.5%, compounded quarterly. ESSI is making full salary payments to these officers as cash flow allows.

On June 8, 2004, ESSI issued 2,652,011 shares of preferred stock for payment of $994,504 of deferred compensation. Additionally, 109,917 shares of preferred stock were issued for payment of $41,219 in accrued compensation to other employees. During the same year, the preferred stock was converted into 69,048,200 shares of common stock.

On March 7, 2005, two officers signed releases of deferred compensation and accrued interest totaling $1,657,507. This transaction was considered a contribution to capital.

NOTE 9 - BUSINESS SEGMENT INFORMATION

ESSI's major activities are broken down into an Airborne Hyperspectral Services business segment, a Satellite Development business segment, an Oil and Gas property business segment and an Other Industries business segment. The Airborne Hyperspectral Services segment and Satellite Development segment utilized remote sensing instruments to earn revenue from the sale of hyperspectral imagery. The current Satellite Development business segment

RESPONSE TO COMMENT #15:
------------------------

NOTE 9 - BUSINESS SEGMENT INFORMATION

ESSI's major activities are broken down into an Airborne Hyperspectral Services business segment, a Satellite Development business segment, an Oil and Gas property business segment and an Other Industries business segment. The Airborne Hyperspectral Services segment and Satellite Development segment utilized remote sensing instruments to earn revenue from the sale of hyperspectral imagery. The current Satellite Development business segment revenue is from a cost reimbursement contract with the U.S. Navy for the construction of the NEMO project, which has been disbanded. Transactions between the business segments are loans, interest, and management fees based on an allocation of incurred costs for general and administrative expenses. As the consolidated group is operating at a net loss position, no income tax expense or benefit is provided.

                            Business Segment Information for Fiscal Year 2006

                                    Airborne
                                  Hyperspectral     Satellite    Oil and Gas      Other
                                    Services       Development    Properties    Industries     Combined
                                 ---------------  -------------  ------------  ------------  ------------
Revenues                         $      302,901   $          -   $     96,841  $         -   $   399,742
                                 ===============  =============  ============  ============  ============
Income (loss) from operations    $   (1,479,489)  $       (311)  $     22,346  $    (4,500)  $(1,461,954)
                                 ===============  =============  ============  ============  ============

Debt forgiveness                      1,569,917              -              -            -     1,569,917
Interest expense                       (403,201)    (1,894,009)              -            -   (2,297,210)
Net income (loss)                      (312,773)    (1,894,320)        22,346       (4,500)   (2,189,247)

Total assets at 3/31/06          $      631,277   $        452   $      3,019  $     3,485   $   638,233
                                 ===============  =============  ============  ============  ============
Depreciation, amortization
  and depletion
  for the period ended 3/31/06   $      324,783   $          -   $     14,863  $         -   $   339,646
                                 ===============  =============  ============  ============  ============
Capital expenditures for the
  period ended 3/31/06           $        5,246   $          -   $          -  $         -   $     5,246
                                 ===============  =============  ============  ============  ============


                                            Business Segment Information for Fiscal Year 2005

                                    Airborne
                                  Hyperspectral     Satellite    Oil and Gas      Other
                                    Services       Development    Properties    Industries     Combined
                                 ---------------  -------------  ------------  ------------  ------------
Revenues                         $      192,297   $          -   $    223,406  $         -   $   415,702
                                 ===============  =============  ============  ============  ============
Income (loss) from operations    $   (4,747,844)  $    (24,183)  $    208,357  $    (1,465)  $(4,565,135)
                                 ===============  =============  ============  ============  ============

Debt forgiveness                         38,788              -              -            -        38,788
Interest expense                       (659,180)             -              -            -      (659,180)
Net income (loss)                    (5,368,236)       (24,183)       208,357       (1,465)   (5,185,527)

Total Assets at 3/31/05          $      578,082   $        762   $     84,488        2,608   $   665,940
                                 ===============  =============  ============  ============  ============
Depreciation, amortization
  and depletion
  for the period ended 3/31/05   $      113,014   $          -   $     38,025            -   $   151,039
                                 ===============  =============  ============  ============  ============
Capital expenditures for the
  period ended 3/31/05           $            -   $          -   $     55,958            -   $    55,958
                                 ===============  =============  ============  ============  ============


NOTE 10 - INCOME TAXES

ESSI recorded no provision for income taxes in fiscal 2006 and 2005 due to the operating losses incurred from inception to date.

The tax effect of temporary differences between financial reporting and the tax bases of assets and liabilities relate to the following:

RESPONSE TO COMMENT #16:
------------------------

Please see our response to Comment #12 and #14.

RESPONSE TO COMMENT #17:
------------------------

Included in the attached financial statements is business segment information and financial information about geographic areas for the Company.

Employees
---------

     As  of  March  31,  2006  the  Company  had  4  full-time  employees.

Available  Information
----------------------

     The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports and financial information filed by the
      ------------
Company.  The  Company  maintains an internet site at http://www.earthsearch.com
                                                      --------------------------
that contains information about the Company's business, markets and technology. Seasonal Nature of Business
------------------------------

     The Company experiences the highest demand for its collection services April through October in the Northern Hemisphere and October through April in the Southern Hemisphere.

Customers  and  Geographic  Areas  of  Business
-----------------------------------------------

     In fiscal 2006, the Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. In fiscal 2005 and 2004, the Company's sensors were operated in the United States and abroad. Contracts to operate the sensors in the United States as an ecological, mining, agricultural, hydrocarbon, and target identification contributed approximately $302,901, $192,297 and $258,843, to revenue in fiscal 2006, 2005, and 2004, respectively.

ITEM 2.  PROPERTIES

     The Company headquarters consist of approximately 1,500 square feet of office space in Lakeside, Montana. All other office obligations have been cancelled.

     The Company's majority-owned subsidiary, Petro Probe, Inc. owns a 50% interest in a Probe-1 airborne hyperspectral instrument and holds an option on the remaining interest.

     In addition, the Company owns working interests in seven oil and gas properties. (See Note 4 to the Notes to Consolidated Financial Statements).

ITEM 3.  LEGAL  PROCEEDINGS

     ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe. During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned. The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe. ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI has not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due. As of March 31, 2006, management has recognized an accrual for the estimated obligation.

     In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74.603 liability associated with this demand in its financial statements.

     Except as described above, to the knowledge of our executive officers and directors, neither we nor our subsidiaries are party to any legal proceeding or litigation and none of our property is the subject of a pending legal proceeding and our executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM 4.  SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS
          Not  applicable

RESPONSE TO COMMENT #18:
------------------------

EXHIBIT 31.1
------------

                                  CERTIFICATION

I, Larry F. Vance, Chairman of the Board and Chief Executive Officer of Earth Search Sciences, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Earth Search Sciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June __, 2007                     _______________________________
                                         Name: Larry F. Vance
                                         Title: Chairman of the Board and
                                         Chief Executive Officer

EXHIBIT 32.1
------------

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the filing of the Annual Report on Form 10-KSB for the period ended March 31, 2006 as filed with the Securities and Exchange Commission (the "Report") by Earth Search Sciences, Inc. (the "Registrant"), I, Larry F. Vance, Chief Executive Officer of the Registrant, hereby certify that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of Registrant.

Dated: June __, 2007                     ________________________________
                                         Name: Larry F. Vance
                                         Title: Chairman of the Board and
                                         Chief Executive Officer

EXHIBIT 31.1
------------

                                  CERTIFICATION

I, Tami J. Story, Chief Financial Officer of Earth Search Sciences, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Earth Search Sciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June __, 2007                     ______________________________
                                         Name: Tami J. Story
                                         Title: Chief Financial Officer

EXHIBIT 32.1
------------

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the filing of the Annual Report on Form 10-KSB for the period ended March 31, 2006 as filed with the Securities and Exchange Commission (the "Report") by Earth Search Sciences, Inc. (the "Registrant"), I, Tami J. Story, Chief Financial Officer of the Registrant, hereby certify that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of Registrant.

Dated: June __, 2007                     ______________________________
                                         Name: Tami J. Story
                                         Title: Chief Financial Officer

RESPONSE TO COMMENT #19:
------------------------

All the above accounting and disclosures noted in our response above will be incorporated into the amended interim reports.

RESPONSE TO COMMENT #20:
------------------------

Earth Search Sciences, Inc.
Consolidated Balance Sheets (Unuadited)
--------------------------------------------------------------------------------



                                                                        September 30, 2006    March 31, 2006
                                                                           (Restated)
                                                                       --------------------  ----------------
Current assets:
    Cash                                                               $             5,826   $        40,900
    Accounts receivable, net of  $0 allowance for doubtful accounts                 43,367            16,971
    Loan costs, net of $295,161 and $62,740 accumulated amortization                30,397           166,569
                                                                       --------------------  ----------------
Total current assets                                                                79,590           224,440

    Property and equipment, net of $761,597 and $735,635 accumulated
depreciation and amortization                                                      361,868           413,793
                                                                       --------------------  ----------------
TOTAL ASSETS                                                           $           441,458   $       638,233
                                                                       ====================  ================

Liabilities
Current liabilities:
    Current portion of notes payable                                   $           843,947   $       880,934
    Settlement obligation                                                        3,937,318         2,820,099
    Accrued officers' compensation                                               1,027,986           907,983
    Accounts payable                                                            11,602,179        11,641,757
    Accrued payroll & payroll taxes                                                225,144           179,890
    Due to related parties                                                       2,622,188         2,368,509
                     -
                                                                       --------------------  ----------------
Total current liabilities                                                       20,258,765        18,799,172

Long Term Liabilities
    Notes payable less current portion                                             337,283           349,303
                                                                       --------------------  ----------------
Total liabilities                                                               20,596,049        19,148,475
                                                                       --------------------  ----------------

Commitments and contingencies
 Stockholders' deficit
    Series A preferred stock; 200,000 shares authorized, none
issued and outstanding; liquidation preference $1,000,000                                                  -
    Common stock, $.001 par value; 200,000,000 shares authorized
    81,241,041 and 77,977,642 issued and outstanding                                81,241            77,698
    Additional paid-in capital                                                  44,350,076        43,495,841
    Treasury stock                                                                (200,000)         (200,000)
    Accumulated deficit                                                        (64,385,904)      (61,883,781)
                                                                       --------------------  ----------------
Total stockholders' deficit                                                    (20,154,587)      (18,510,242)
                                                                       --------------------  ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                            $           441,458   $       638,233


See accompanying notes to consolidated financial statements

RESPONSE TO COMMENT #21:
------------------------

Earth Search Sciences, Inc.
Consolidated Statement of Operations (unaudited)
--------------------------------------------------------------------------------

                                                         Three Months                             Six Months
                                                      Ended September 30,                     Ended September 30,
                                            --------------------------------------  --------------------------------------
                                                   2006                2005                2006                2005
                                                (Restated)                              (Restated)
                                            ------------------  ------------------  ------------------  ------------------
Revenue                                     $          43,250   $         197,785   $          91,429   $         272,667
                                            ------------------  ------------------  ------------------  ------------------

Expenses
    General and administrative                       (878,040)           (325,475)         (2,117,181)           (878,803)
    Depreciation and Amortization Expense             (51,925)            (69,765)            (51,925)           (120,146)

Loss from operations                                 (886,715)           (197,365)         (2,077,677)           (726,282)

Other income (expense)
  Interest expense                                   (310,908)            (81,299)           (424,446)           (289,291)
                                            ------------------  ------------------  ------------------  ------------------

Net loss                                    $      (1,197,623)  $        (278,664)  $      (2,502,123)  $      (1,015,573)
                                            ==================  ==================  ==================  ==================

Basic and diluted loss per share            $            0.00   $            0.00   $            0.01   $            0.01

Weighted average common                                                74,788,690                              74,317,270


          See accompanying notes to consolidated financial statements

Earth Search Sciences, Inc.
Consolidated Statements of Cash Flows (unaudited)
--------------------------------------------------------------------------------

                                                                                      Six Months
                                                                                   Ended September 30,
                                                                                   2006           2005
                                                                                (Restated)
                                                                             ---------------  ---------------
Cash flows from operating activities:
Net loss                                                                     $   (2,502,123)  $   (1,015,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and depletion                                             51,925          120,146
Loss on extinguishment of related party debt                                         75,000                -
Common stock issued for extension of loan                                            72,000                -
Common stock for services                                                           635,015          420,997
Warrants for services                                                                     -           17,182
Changes in assets and liabilities
    Accounts receivable                                                             (26,396)         (82,002)
    Other current assets                                                            136,172              500
    Accounts payable and accrued expenses                                         1,116,230          103,631
    Accounts payable to related parties                                             328,679          108,530
    Accrued interest                                                                  7,428          107,909
    Deferred officers' compensation                                                 120,003          120,000
                                                                             ---------------  ---------------
Net cash provided by (used in) operating activities                                  13,933         (98,680)

Cash flows from financing activities:
  Proceeds from shareholder loans, net                                                    -           80,001
  Proceeds from sale of stock                                                             -           62,500
  Repayments on notes payable                                                       (49,007)         (27,248)
                                                                             ---------------  ---------------
Net cash provided by financing activities                                           (49,007)         115,253
                                                                             ---------------  ---------------

Net increase in cash                                                                (35,074)          16,573
Cash at beginning of period                                                          40,900            9,175
                                                                             ---------------  ---------------
Cash at end of period                                                        $        5,826   $       25,748
                                                                             ===============  ===============

Supplemental disclosures:
Income taxes paid                                                            $            -   $            -
Interest paid                                                                             -                -

Non-cash activities:
Common stock issued for extinguishment of debt                                       75,000                -
Equity issued for loan extension                                                     72,000          216,219


          See accompanying notes to consolidated financial statements

RESPONSE TO COMMENT #22:
------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS  OF  OPERATIONS
-----------------------

Historically ESSI's core business has been focused on collecting and processing airborne hyperspectral data for the production of detailed surface maps. These maps indicate the exact chemical and physical characteristics of all the materials exposed on the surface of the Earth. The Company was one of the early pioneers in developing the technology globally and has now served a number of clients in many countries.

The Company realizes that opportunity exists in using the technology to discover properties for mineral and hydrocarbon exploitation. It was a natural growth step to create a strategy of developing subsidiary companies in key natural resource markets wherein exploration discoveries could be maximized by "in-house" development. The company is currently pursuing these avenues in the mineral and oil and gas industries

The Company recognized revenue of $91,429 in the six months ended September 30, 2006 compared with $272,667 in the six months ended September 30, 2005.

Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time. General and administrative expenses for the six months ended September 30, 2006 were $2,117,181 compared with $878,803 in the six months ended September 30, 2005. Interest expense for the six months ended September 30, 2006 and 2005 was $424,446 and $289,291, respectively.

Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time.

General and administrative expenses for the second quarter of fiscal 2007 were $878,040 compared with $325,475 in the second quarter of fiscal 2006.

Interest expense for the three months ended September 30, 2006 and 2005 was $310,908 and $81,299, respectively.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

Net cash provided by operating activities was $13,933 for the six months ended September 30, 2006. Net cash used in operating activities was $98,680 for the six months ended September 30, 2005.

The Company is experiencing working capital deficiencies because of operating losses. The Company and its subsidiaries have operated with funds received from the sale of common stock, the issuance of notes and operating revenue.
The ability of the Company to continue as a going concern is dependent upon continued debt or equity financings until or unless the Company is able to generate cash flows to sustain ongoing operations. The Company plans to increase the number of revenue producing services through the use of additional hyperspectral instruments and thereby continue as a going concern. There can be no assurance that the Company can generate sufficient operating cash flows or raise the necessary funds to continue as a going concern.

FUTURE  OPERATIONS
------------------

In the future, the Company intends to continue with its efforts to establish subsidiary companies that are capable of driving demand for hyperspectral services in a particular industry. This is in addition to attending to the core business segment of hyperspectral services, including surveying and processing, to third parties in the national security, mineral, hydrocarbon, forestry and environmental areas.

Each subsidiary will focus on a specific sector of commercial remote sensing and have a management team with relevant skills and expertise. The Company will provide a license to use

RESPONSE TO COMMENT #23:
------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS  OF  OPERATIONS
-----------------------

Historically ESSI's core business has been focused on collecting and processing airborne hyperspectral data for the production of detailed surface maps. These maps indicate the exact chemical and physical characteristics of all the materials exposed on the surface of the Earth. The Company was one of the early pioneers in developing the technology globally and has now served a number of clients in many countries.

The Company realizes that opportunity exists in using the technology to discover properties for mineral and hydrocarbon exploitation. It was a natural growth step to create a strategy of developing subsidiary companies in key natural resource markets wherein exploration discoveries could be maximized by "in-house" development. The company is currently pursuing these avenues in the mineral and oil and gas industries

The Company recognized revenue of $91,429 in the six months ended September 30, 2006 compared with $272,667 in the six months ended September 30, 2005.

Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time. General and administrative expenses for the six months ended September 30, 2006 were $2,117,181 compared with $878,803 in the six months ended September 30, 2005. Interest expense for the six months ended September 30, 2006 and 2005 was $424,446 and $289,291, respectively.

Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time.

General and administrative expenses for the second quarter of fiscal 2007 were $878,040 compared with $325,475 in the second quarter of fiscal 2006.

Interest expense for the three months ended September 30, 2006 and 2005 was $310,908 and $81,299, respectively.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

Net cash provided by operating activities was $13,933 for the six months ended September 30, 2006. Net cash used in operating activities was $98,680 for the six months ended September 30, 2005.

The Company is experiencing working capital deficiencies because of operating losses. The Company and its subsidiaries have operated with funds received from the sale of common stock, the issuance of notes and operating revenue.
The ability of the Company to continue as a going concern is dependent upon continued debt or equity financings until or unless the Company is able to generate cash flows to sustain ongoing operations. The Company plans to increase the number of revenue producing services through the use of additional hyperspectral instruments and thereby continue as a going concern. There can be no assurance that the Company can generate sufficient operating cash flows or raise the necessary funds to continue as a going concern.

FUTURE  OPERATIONS
------------------

In the future, the Company intends to continue with its efforts to establish subsidiary companies that are capable of driving demand for hyperspectral services in a particular industry. This is in addition to attending to the core business segment of hyperspectral services, including surveying and processing, to third parties in the national security, mineral, hydrocarbon, forestry and environmental areas.

Each subsidiary will focus on a specific sector of commercial remote sensing and have a management team with relevant skills and expertise. The Company will provide a license to use

RESPONSE TO COMMENT #24:
------------------------


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS  OF  OPERATIONS
-----------------------

Historically ESSI's core business has been focused on collecting and processing airborne hyperspectral data for the production of detailed surface maps. These maps indicate the exact chemical and physical characteristics of all the materials exposed on the surface of the Earth. The Company was one of the early pioneers in developing the technology globally and has now served a number of clients in many countries.

The Company realizes that opportunity exists in using the technology to discover properties for mineral and hydrocarbon exploitation. It was a natural growth step to create a strategy of developing subsidiary companies in key natural resource markets wherein exploration discoveries could be maximized by "in-house" development. The company is currently pursuing these avenues in the mineral and oil and gas industries

The Company recognized revenue of $91,429 in the six months ended September 30, 2006 compared with $272,667 in the six months ended September 30, 2005.

Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time. General and administrative expenses for the six months ended September 30, 2006 were $2,117,181 compared with $878,803 in the six months ended September 30, 2005. Interest expense for the six months ended September 30, 2006 and 2005 was $424,446 and $289,291, respectively

Except for fractional ownership and several wells on oil and gas producing properties, ESSI has no other active operations at this time.

General and administrative expenses for the second quarter of fiscal 2007 were $878,040 compared with $325,475 in the second quarter of fiscal 2006.

Interest expense for the three months ended September 30, 2006 and 2005 was $310,908 and $81,299, respectively.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

Net cash provided by operating activities was $13,933 for the six months ended September 30, 2006. Net cash used in operating activities was $98,680 for the six months ended September 30, 2005.

The Company is experiencing working capital deficiencies because of operating losses. The Company and its subsidiaries have operated with funds received from the sale of common stock, the issuance of notes and operating revenue.
The ability of the Company to continue as a going concern is dependent upon continued debt or equity financings until or unless the Company is able to generate cash flows to sustain ongoing operations. The Company plans to increase the number of revenue producing services through the use of additional hyperspectral instruments and thereby continue as a going concern. There can be no assurance that the Company can generate sufficient operating cash flows or raise the necessary funds to continue as a going concern.

FUTURE  OPERATIONS
------------------

In the future, the Company intends to continue with its efforts to establish subsidiary companies that are capable of driving demand for hyperspectral services in a particular industry. This is in addition to attending to the core business segment of hyperspectral services, including surveying and processing, to third parties in the national security, mineral, hydrocarbon, forestry and environmental areas.

Each subsidiary will focus on a specific sector of commercial remote sensing and have a management team with relevant skills and expertise. The Company will provide a license to use the Company's hyperspectral instruments and processing support. This strategy creates a ready market for the Company, as well as positioning the Company to receive a royalty from any resource development that occurs as a result of the subsidiaries' use of the Company's instruments and technology. Additional capital will be raised for each subsidiary by means of private placements or public offerings.

The Company's intent is to create partnerships, strategic alliances, mergers or acquisitions for the subsidiaries as the most expeditious and cost-effective way to grow the commercial hyperspectral remote sensing market.

In this regard, the Company has entered into a license agreement through its majority-owned subsidiary company, Petro Probe, Inc. (PPI) with a private company General Synfuels International, Inc. (GSI). GSI granted to PPI a nonexclusive license for $500,000 and the issuance of 500,000 shares of the Common Stock, $.001 par value per share, of PPI. The fee is to be paid in such amounts and at such times as agreed to between the Parties and set forth in a written Payment Addendum to the License Agreement. PPI assigned to GSI an overriding net interest of 5.5% of the hydrocarbonaceous products produced by PPI using the proprietary rights, payable quarterly.

Test plant specifications, location, permitting and construction processes are subject to successfully funding the oil and shale project. This is expected to be carried over to 2007.

Petro Probe, Inc. has also entered into an alliance with two other companies to provide further development opportunities with oil shale. Independent Energy Partners, Inc. (IEP) and Phoenix Wyoming Inc., (PWI) both Colorado private companies, have their own non-competitive interests in oil shale. IEP owns the exclusive rights to a broad, patented Geothermic Fuel CellTM (GFC) method, (US Patent No. 6,684,948 B1-Apparatus and Method For Heating Subterranean Formations Using Fuel Cells), to economically produce oil and natural gas from unconventional resources such as oil shale, while producing electricity as a byproduct.

IEP also has acquired the mineral rights on property in Rio Blanco County, Colorado on some of the richest "Mahogany Zone" oil shale property in the world, holding an estimated 1.4-2.4 billion barrels of oil.

PWI owns certain proprietary intellectual property and methods designed to bring the advantages of microwave technology to an oil shale borehole.

PPI, PWI and IEP have agreed to cooperate in exploring development opportunities with oil shale. The nature and extent of activities to be covered, responsibility for funding and managing operations and the types of opportunity to be sought have not yet been determined. The companies believe the alliance may be beneficial because:

(1)     The risk of successful commercial development will be shared.
(2)     Investment funds should be easier to attract.
(3)     Permitting, licensing, insurance and lease costs can be shared.
(4) Infrastructure and equipment for processing the oil shale products can be shared.
(5)     The marketing and sale of the oil shale products can be shared.
(6) Innovative ideas, market intelligence and competitor intelligence can be shared.
(7) Oil shale test sites can be shared, and additional oil shale land can more readily be obtained by the alliance, because an alliance of three technology companies is more likely to successfully develop the oil shale land than a single company working alone.

Similar arrangements are being pursued for the Company's mineral industry subsidiary company, Geo Probe, Inc.

The  Company's  near-term  plans  are  to  continue  pursuing:

     (1) contracts that produce revenues from the application of remote sensing;
     (2) the development of additional miniaturized remote sensing instruments and newer generation airborne instruments to replace the current PROBE-1 model;
     (3) the integration of other advanced technology exploration instruments with hyperspectral technology to offer clients a "one-stop" convenience;
     (4)  the  development  of  promising  mineral,  oil  and  gas  properties;
     (5) the acquisition of licenses or options to new technologies for minerals or oil and gas production that can assist the company to become a resource developer and producer as well as an exploration oriented business.

The Company will continue to develop a market for its securities under the new trading symbol ESSI.

RESPONSE TO COMMENT #25:
------------------------

EXHIBIT 31.1
------------

                                  CERTIFICATION

I, Larry F. Vance, Chairman of the Board and Chief Executive Officer of Earth Search Sciences, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Earth Search Sciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June __, 2007                    ____________________
                                        Name: Larry F. Vance

EXHIBIT 32.1
------------

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the filing of the Quarterly Report on Form 10-QSB for the period ended September 31, 2006 as filed with the Securities and Exchange Commission (the "Report") by Earth Search Sciences, Inc. (the "Registrant"), I, Larry F. Vance, Chief Executive Officer of the Registrant, hereby certify that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of Registrant.

Dated: June __, 2007                     ________________________________
                                         Name: Larry F. Vance
                                         Title: Chairman of the Board and
                                         Chief Executive Officer

EXHIBIT 31.1
------------

                                  CERTIFICATION

I, Tami J. Story, Chief Financial Officer of Earth Search Sciences, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Earth Search Sciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)):

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June __, 2007                     ______________________________
                                         Name: Tami J. Story
                                         Title: Chief Financial Officer

EXHIBIT 32.1
------------

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the filing of the Quarterly Report on Form 10-QSB for the period ended September 31, 2006 as filed with the Securities and Exchange Commission (the "Report") by Earth Search Sciences, Inc. (the "Registrant"), I, Tami J. Story, Chief Financial Officer of the Registrant, hereby certify that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of Registrant.

Dated: June __, 2007                     ______________________________
                                         Name: Tami J. Story
                                         Title: Chief Financial Officer